[AptarGroup, Inc. Logo]


December 12, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  John Cash
            Accounting Branch Chief

Re:      AptarGroup, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2007 (the "10-K") Form 14A filed March 21, 2008 (the "Proxy Statement")
         File No. 1-11846

Dear Mr. Cash:

This letter responds to the Staff's comment letter dated December 4, 2008 (the "Comment Letter") with respect to the filings of AptarGroup, Inc. (the "Company" or "AptarGroup") described above. For the convenience of the Staff's review, we have set forth the comments contained in the Staff's Comment Letter along with our responses.

Definitive Proxy Statement on Schedule 14A
------------------------------------------

Compensation Committee, page 10
-------------------------------

1. In future filings, please add a heading, "Compensation Committee Interlocks and Insider Participation," and provide the information required under Item 407(e)(4) of Regulation S-K.

Response: In future filings, we will add a heading, "Compensation Committee
          Interlocks and Insider Participation" and will provide the information required under Item 407(e)(4) of Regulation S-K. In 2007, no member of the Company's Compensation Committee had any transaction or relationship requiring disclosure pursuant to Item 407(e)(4) of Regulation S-K and, under similar circumstances in future years, we will identify the members of the Compensation Committee and affirmatively provide a statement to that effect.


AptarGroup, Inc.
--------------------------------------------------------------------------------
475 W. Terra Cotta Ave., Suite E                          815 477.0424 Telephone
Crystal Lake, IL 60014-9695 USA                           815 477.0481 Facsimile
147, rue du President Roosevelt, B.P. 5232                 30 87 19 80 Telephone
78175 St. Germain en Laye Cedex, France                    30 87 09 09 Telecopie

Securities and Exchange Commission
December 12, 2008
Page 2


Proposal 2 - To Approve the Annual Bonus Plan, page 14
------------------------------------------------------

2. We note that your shareholders approved the Annual Bonus Plan on April 30, 2008. In future filings after bonus amounts have been paid, please disclose the following information in your CD&A:

     o how the compensation committee determined the minimum and maximum amounts to be awarded to each executive officer under the Annual Bonus Plan; and

     o the performance targets for each executive, how you determined which performance targets to use and the amount of the performance targets for each executive.

Response: In future filings, after bonus amounts have been paid pursuant to our newly adopted Annual Bonus Plan, we will disclose in our CD&A (i) how the compensation committee determined the minimum and maximum amounts to be awarded to each executive officer under the Annual Bonus Plan and (ii) the performance targets for each executive, how we determined which performance targets to use and the amount of the performance targets for each executive, in each case in accordance with Item 402(b) of Regulation S-K and the instructions thereto.

Executive Officer Compensation, page 26
---------------------------------------
Compensation Discussion and Analysis, page 26
---------------------------------------------
Compensation Determination, page 27-28
--------------------------------------

3. In future filings, please identify the peer companies included in the Towers Perrin data, the Watson Wyatt report and the Hay Group review. Please discuss the compensation components you considered in comparing the compensation levels of your executives to those of the peer companies.

Response: The information provided by each consulting firm (Towers Perrin, Watson Wyatt and the Hay Group) is derived from different survey databases, each including hundreds of companies from a variety of industries. The identity of the individual companies is neither disclosed to, nor considered by, the Compensation Committee. The Committee considers only the aggregated survey data prepared by each consultant to be material - not the identity of the individual companies included in the surveys.

          In future filings, we will provide additional information about each consultant's methodology in preparing the survey data, including the number of companies and industry segments represented in each survey. In addition, we will note that the identity of the companies included in the surveys is not disclosed to the Committee and that the Committee does not consider the identity of the companies included in the surveys to be material for purposes of its compensation deliberations. We will also discuss the compensation elements that are considered by the Committee when reviewing the information provided by the consultants and when reviewing any peer information that was provided by management. The names of any peer companies used in information provided by management will be disclosed as shown on page 28 of our 2008 Proxy Statement.

Securities and Exchange Commission
December 12, 2008
Page 3


Summary Compensation Table, page 38
-----------------------------------

4. In future filings, please provide the information in the table for the last three fiscal years pursuant to Item 402(c)(l) of Regulation S-K.

Response: In future filings, we will provide the information in the Summary
          Compensation Table for the last three fiscal years pursuant to Item 402(c)(1) of Regulation S-K, taking into account the SEC's compliance and disclosure interpretations thereunder (including Question 119.01 from the SEC's compliance and disclosure interpretations for Regulation S-K).


                                    * * * * *

Securities and Exchange Commission
December 12, 2008
Page 4


Acknowledgements and Closing Comments
-------------------------------------

As requested in the Comment Letter, we acknowledge that:

1. We are responsible for the adequacy of disclosures in the Form 10-K and Proxy Statement;

2. Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "SEC") from taking any action with respect to the filing; and

3. We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In accordance with the Comment Letter, we will make the changes described above in future filings with the SEC.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (815) 479-5533 or via email at Bob.Kuhn@aptargroup.com. Should the Staff disagree with our conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.


                                        Very truly yours,


                                        /s/ Robert W. Kuhn

                                        Robert W. Kuhn
                                        Executive Vice President
                                        and Chief Financial Officer




cc:      Peter Pfeiffer, President and Chief Executive Officer
         Leo Guthart, Chairman of the Compensation Committee
         Stephen Hagge, Executive Vice President and Chief Operating Officer